

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

March 21, 2017

<u>Via E-mail</u>
Anna Paglia
c/o Invesco PowerShares Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re:** **PowerShares DB US Dollar Index Trust;**
> **PowerShares DB US Dollar Index Bearish Fund**
> **Registration Statement on Form S-1**
> **Filed March 14, 2017**
> **File No. 333-216693**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Kenny Terrero
Sidley Austin LLP